Exhibit 99.1

TRANSACTION STATEMENT REQUIRED BY RULE 13E-3

Cookson Group plc

265 Strand

London WC2R 1DB, England

TRANSACTION STATEMENT

FOR US HOLDERS OF ORDINARY SHARES AND OPTIONS TO PURCHASE ORDINARY SHARES OF COOKSON GROUP PLC

GENERAL INFORMATION

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DISCUSSED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements regarding, among other things, Cookson’s business strategies, capital structure, costs and expenses associated with the proposed transactions, savings as a result of the proposed transactions, estimates of the number and percentage of securities and security holders subject to the proposed transactions, the Group’s plans to implement the proposed transactions, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as “forward looking statements”. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, liquidity, operations, management and plans, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: acquisitions or disposals of businesses or assets, trends in Cookson’s principal industries and changes in the geographic base of Cookson’s security holding. The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents Cookson files with the UK and US regulators from time to time including its annual reports and accounts. Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this document might not occur.

SUMMARY TERM SHEET

This Transaction Statement describes proposed transactions that are intended to enable Cookson Group plc (“Cookson”, the “Group”, the “Company”, “we” or “us”) to terminate registration of our ordinary shares, par value £0.10 per share, or the Ordinary Shares, under the Exchange Act, and thereafter not to be required to register under the Exchange Act either our Ordinary Shares or options to purchase Ordinary Shares under the Cookson Group share schemes, or the Options.

On September 19, 2005, we announced that our American Depositary Receipt, or ADR, program for the Ordinary Shares would terminate effective October 19, 2005 and that we were examining the steps required to terminate registration of our Ordinary Shares under the Exchange Act. Under applicable SEC rules, deregistration of the Ordinary Shares requires them to be held by, or for, fewer than 300 United States residents, or US Shareholders. Moreover, in order for us to avoid a re-registration obligation under the Exchange Act after we de-register the Ordinary Shares, the number of each of the US Shareholders and US resident holders of the Options, or US Optionholders, must be below 300 at each fiscal year end of the Company. On October 17, 2005, we made a further announcement that, subject to the necessary approvals of holders of Ordinary Shares or Options, as the case may be, we intend to:

•	amend our articles of association to add provisions, hereafter called the “Compulsory Transfer Provisions”, allowing our board of directors, or the Board, to procure the sale of Ordinary Shares held by US Shareholders for the best price reasonably obtainable for a sale of Ordinary Shares over the London Stock Exchange at the time of each sale, in order to decrease the number of US Shareholders to, and maintain this number at, below 300; and

•	amend the terms of certain of our share schemes to provide for cash settlement of the Options held by US Optionholders and then to resolve irrevocably to settle these Options with cash to the extent this becomes necessary to decrease the number of US Optionholders to, and maintain this number at, below 300. These cash settled Options will be governed by the same terms as those governing the Options they replace, including, without limitation, as related to life of the Options, vesting and exerciseability, except that each cash settlement will provide the US Optionholder with the cash equivalent to the market value of the Ordinary Shares to which the US Optionholder would have been entitled at the time of exercise, less the exercise price. We intend to review whether, as a result of the exercise or lapse of Options in 2006, cash settlement is necessary to reduce the number of US Optionholders to below 300.

In 2006, we will also consider whether to settle the Ordinary Share awards granted to US residents under our Long-Term Incentive Plan 2004 and Mid-Term Incentive Scheme with cash equal to the market value of the Ordinary Shares to which each holder under these plans would be entitled at the time of vesting, but otherwise governed by the same terms as those existing under the plans.

For reasons unrelated to SEC deregistration, we announced at the same time that we also intend to:

•	cancel our deferred shares, as we had undertaken to do at the time of our rights issue in 2002, in order to create a more efficient capital structure in the Group’s holding company; and

•	effect a reduction in capital by canceling the Company’s share premium account to create additional reserves for the Group in the future.

The deferred shares carry no dividend rights or voting rights and are not listed or traded on any exchange or other trading platform. They have no value and are not an equity security.

The following are the most material terms of the proposed transactions (see “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” below and the remainder of this document for greater detail).

Ordinary Shares

•	The Board is entitled to serve notices on shareholders, including nominees, appearing to us to have an interest in any Ordinary Shares, requiring them to provide information relating to the ownership of such Ordinary Shares to us or to show that such Ordinary Shares are not held by or for a US Shareholder. We will maintain a register of persons whom the Board considers to be US Shareholders.

•	Subject to the requisite vote of shareholders at an Extraordinary General Meeting convened, as described in “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction—Ordinary Shares”, we will amend our articles of association to include the Compulsory Transfer Provisions. US Shareholders will have notice of the Company’s proposal to adopt the Compulsory Transfer Provisions in advance of the Extraordinary General Meeting in the following ways:

•	We have issued a press announcement on October 17, 2005.

•	We filed this Transaction Statement with the SEC on October 18, 2005.

•	We have posted a notice of the proposal on our website.

•	We will distribute voting materials, including this Transaction Statement and a shareholder circular, to all holders of Ordinary Shares including US Shareholders at least 20 days before the date of the Extraordinary General Meeting.

•	Under the Compulsory Transfer Provisions, the Board may give notice to any one or more US Shareholders requiring that they sell their Ordinary Shares within 21 days of the notice or demonstrate that they are not, and do not hold on behalf of, a US Shareholder. A recipient of such a notice may fail to comply with it by not responding during this 21-day period, or by failing to provide evidence to the satisfaction of the Board during the 21-day period that the recipient (a) is not and does not hold on behalf of a US Shareholder, or (b) has sold his or her Ordinary Shares. If such notice is not complied with, we may procure the sale, on behalf of such US Shareholders, of the Ordinary Shares to which the notice relates.

•	If Ordinary Shares are sold in this manner, it will be for the best price reasonably obtainable for a sale of Ordinary Shares over the London Stock Exchange at the time of each sale through a transaction by brokers that the Company considers appropriate for such purpose. The broker will pay the proceeds of sale to the holder of the Ordinary Shares so sold. In almost all cases transfers of such Ordinary Shares will be in book entry form. A holder who holds a physical share certificate for his or her Ordinary Shares will have those Ordinary Shares removed from the Company’s share register in any event upon sale, which will render his or her certificate invalid. The Ordinary Shares so sold will then be represented by a new book entry in the name of the purchaser. The former US Shareholder will have the right to receive proceeds of the sale of his or her Ordinary Shares upon delivery of his or her certificate. Before the Board exercises the Compulsory Transfer Provisions, we will make an appropriate announcement through a regulatory information service.

•	The Board will exercise the Compulsory Transfer Provisions using objective criteria as to the Ordinary Shares of US Shareholders that will be selected for sale and consistent with the objective of reducing the number of US Shareholders to, and maintaining such number at, below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US Shareholders and apply the Compulsory Transfer Provisions first to those US Shareholders with the smallest holdings of Ordinary Shares. Based on the number of US Shareholders and the number of Ordinary Shares held by or for each of them as at December 6, 2005, the Company estimates that over 99% of such Ordinary Shares are held by or on behalf of approximately 250 holders. Additionally, some ADR holders have become US Shareholders after termination of the ADR program, although their precise number has not yet been determined. At the time of each exercise of the Compulsory Transfer Provisions, the Board will also consider the liquidity of the Ordinary Shares on the London Stock Exchange, the impact of the exercise of these provisions on liquidity and market price of the Ordinary Shares and the possible imminent announcement of any non-public price-sensitive information.

•	The Board will exercise the Compulsory Transfer Provisions consistent with the fiduciary duties of the directors to the Company and our shareholders under English law. The Board’s fiduciary duties under English law are broadly equivalent to those of a board of a company incorporated under the laws of a state of the United States, including the directors’ duties of care in exercising their powers and duties of loyalty to the company so that powers are exercised in the interests of the company and not for a collateral or self-interested purpose.

•	Following termination of registration of the Ordinary Shares under the Exchange Act, the Board may from time to time require Ordinary Shares to be sold pursuant to the Compulsory Transfer Provisions in order to be satisfied that, at each subsequent fiscal year-end, the number of US Shareholders remains below 300 in respect of the Ordinary Shares.

•	No cash payment or other consideration is being offered to holders of Ordinary Shares to effect the adoption of the Compulsory Transfer Provisions.

•	Please see “Additional Information—Proposed Compulsory Transfer Provisions” for the text of the proposed Compulsory Transfer Provisions.

Options and Ordinary Share Awards

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We intend that, in 2006, we will amend certain of our share scheme plans to provide for cash settlement of the Options held by US Optionholders and then to resolve irrevocably to settle these Options with cash, to the extent this becomes necessary to decrease the number of US Optionholders to, and maintain this number at, below 300. These cash settled Options will be governed by the same terms as those governing the Options they replace, including, without limitation, as related to life of the Options, vesting and exerciseability, except that each cash settlement will provide the US Optionholder with the cash equivalent to the market value of the

Ordinary Shares to which the US Optionholder would have been entitled at the time of exercise, less the exercise price.

•	In 2006, we will also consider whether to settle the Ordinary Share awards granted to US residents under our Long-Term Incentive Plan 2004 and Mid-Term Incentive Scheme with cash equal to the market value of the Ordinary Shares to which each holder under these plans would be entitled at the time of vesting, but otherwise governed by the same terms as those existing under the plans.

•	US Optionholders will have notice of any such possible cash settlements in the following ways:

•	We have issued a press announcement on October 17, 2005.

•	We filed this Transaction Statement with the SEC on October 18, 2005.

•	We have posted a notice of the possible cash settlement on our website.

•	We will distribute to US Optionholders the shareholder circular for the Extraordinary General Meeting and this Transaction Statement at the same time as we distribute them to US Shareholders. This shareholder circular refers to the possibility of these cash settlements.

•	We will again distribute this Transaction Statement, as well as an individual communication, to affected US Optionholders at least 20 days before any proposed amendment to their Options to provide for cash settlement.

•	No cash payment or other consideration is being offered to holders of Options or Ordinary Share awards to effect these amendments.

Group share schemes affected

•	The following of our share schemes could be subject to the cash settlement proposal discussed above.

•	The Cookson Group Executive Share Option Scheme 1992;

•	The Cookson Executive Share Option Scheme 1995;

•	The Cookson Group Long-Term Incentive Plan 2004; and

•	The Cookson Mid-Term Incentive Scheme.

•	None of our other share schemes will be subject to the cash settlement proposal.

Incentive Stock Options granted under the Cookson Group Executive Share Option Schemes 1992 and 1995

•	These Options carry certain tax benefits for US Optionholders which would no longer be available in the event they are settled with cash.

•	In light of the loss of a tax benefit, for those Incentive Stock Options under the 1995 scheme that have value by reference to their exercise price at the time of any amendment, the consent of the majority of US resident holders of such Incentive Stock Options voting in respect of the proposed amendment would be required for us to settle their Incentive Stock Options with cash.

•	The Options under the 1992 scheme have no current value by reference to their exercise price. To the extent this remains the case at the time of any proposed amendment of these Options, the consent of holders of Options under the 1992 scheme would not be required in the event they were amended.

Other Consents

•	The consent of holders of Options would not be required under any of our other share schemes noted above to amend the scheme to provide for cash settlement.

Non-US Optionholders

•	Options held by non-US Optionholders will not be affected by these proposals and will therefore not be amended.

Effects of the proposed transactions

•	If holders of the Ordinary Shares approve adoption of the Compulsory Transfer Provisions, we may require any US Shareholder to sell his or her Ordinary Shares in the market, or we may procure the sale of such Ordinary Shares on behalf of any such US Shareholder in accordance with these provisions.

•	We will seek to end our registration and reporting obligations under the federal securities laws of the United States.

•	If we end these registration and reporting obligations, we will no longer file reports with the SEC on Forms 20-F or 6-K and will no longer prepare a reconciliation to United States generally accepted accounting principles of our financial statements, which we have prepared in accordance with the generally accepted accounting principles of the United Kingdom, or UK, through the financial year ended December 31, 2004, and have prepared in accordance with International Financial Reporting Standards starting with the financial year commencing January 1, 2005. We will continue to prepare reports required by the London Stock Exchange and the UK Listing Rules.

•	We may settle with cash Options held by US Optionholders under the Group share schemes noted above, and we may settle the Ordinary Share awards granted to US residents under our Long-Term Incentive Plan 2004 and Mid-Term Incentive Scheme with cash, in each case as discussed above.

Please also see “Special Factors Relating to the Going Private Transaction–Potential Benefits and Detriments of the Proposed Transactions to Holders of Ordinary Shares and Options” for a discussion of the effects of the proposed transactions.

The documentation required under English law and the UK Listing Rules to be distributed to holders of the Ordinary Shares in connection with the proposed transactions will provide holders of the Group’s Ordinary Shares with the means to vote by proxy. See “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction.”

If you have any questions about the proposed transactions or how to exercise your vote of Ordinary Shares, please contact the Company’s Group Secretary at +44 (0)20 7061 6500 (if you are calling from the United States, dial 011-44-20 7061 6500).

SEC Announcement to Propose New Criteria for Deregistration by Foreign Private Issuers

On December 14, 2005, the SEC announced a consultation relating to proposals to establish new criteria to make it easier for foreign private issuers such as the Company to deregister from the SEC. The consultation process is likely to take several months and it is not possible to be certain what form any new criteria will finally take. It is possible the new criteria will not require the Company, after deregistration, to maintain the number of each of the US Shareholders and US Optionholders at below 300 at each fiscal year-end in order to avoid re-commencement of registration obligations. In order to be in a position to avoid the costs of complying with its SEC reporting and other applicable US obligations for the financial year ending December 31, 2005, the Company intends to proceed with the proposed transactions set out in this document but will keep the position under review.

SPECIAL FACTORS RELATING TO THE GOING PRIVATE TRANSACTION

Purposes of and Reasons for the Transaction

In line with a number of other UK companies, the Company is seeking to terminate its US registration due to the increasing cost, both in cash terms and in respect of management time consumed, of maintaining such registration and of complying with SEC reporting and other applicable US obligations.

The Ordinary Shares will continue to be listed on the Official List and to be traded on the London Stock Exchange’s market for listed securities, and the Company will continue to be subject to the UK Listing Rules and the UK Combined Code on Corporate Governance, which require the Company to evaluate annually the effectiveness of its systems of internal controls, including financial, operational and compliance controls, and risk management systems. The Company will therefore continue to be bound by a rigorous system of corporate governance.

Termination of the Company’s US registration would allow it to dispense with the external review and auditor attestation requirements of the Sarbanes-Oxley Act with respect to internal control over financial reporting. The Board estimates its current external compliance costs related to US registration, together with significantly higher future incremental costs that would no longer be required following deregistration, would be in excess of £1 million per annum. Specifically, the Board estimates its present annual external costs in connection with its US registration to be in the order of £200,000, primarily related to audit of the Company’s financial statements in accordance with United States generally accepted auditing standards, and estimates that additional annual external costs in the order of £1 million will be required starting in 2006 in connection with such registration. These additional costs relate primarily to new Sarbanes-Oxley Act-required external audits relating to the Company’s internal controls over financial reporting, and the imminent prospect of these new costs is the principal reason why the Company has chosen to seek SEC deregistration now. Deregistration would also significantly reduce the amount of management time that would otherwise be absorbed by this compliance process.

Having considered the costs and benefits of maintaining the US registration, the Board believes that, notwithstanding the Company’s presence in the US, the burden and expense of complying with the SEC reporting and other applicable US obligations is out of proportion to the benefits, given the Company’s US shareholder base. The Company estimates that, as at December 6, 2005, there were approximately 400 US Shareholders holding in total approximately 10.4 million Ordinary Shares, whether directly or through nominees, which was approximately 5.5% of the issued Ordinary Shares as of that date. The 10.4 million figure included approximately 0.09 million Ordinary Shares underlying ADRs held by US residents, the vast majority of which were sold over the London Stock Exchange as a result of termination of the ADR program. However, the 400 figure excluded US residents who held ADRs, as the depositary of the ADR program was the only shareholder on the Company’s register in respect of the ADR program. The Company has not yet determined the number of individual ADR holders who have become direct US Shareholders as a result of termination of the ADR program.

The Company will not be able to terminate its US registration and suspend its SEC reporting and other related US obligations, including compliance with the US Sarbanes-Oxley Act, until it is satisfied that the number of its US Shareholders, whether holding Ordinary Shares directly or through nominees, is less than 300. Based on the number of US Shareholders and the number of Ordinary Shares held by or for each of them as at December 6, 2005, the Company estimates that over 99% of such Ordinary Shares are held by or on behalf of approximately 250 holders. Additionally, some ADR holders have become US Shareholders after termination of the ADR program, although their precise number has not yet been determined.

The number of US Shareholders and US Optionholders must each remain below 300 at each fiscal year end after termination of the US registration in order to avoid re-commencement of SEC reporting and other related US obligations. Termination of the US registration of the Ordinary Shares will occur 90 days after filing a certification on Form 15 with the SEC that the number of US Shareholders is less than 300. Reporting obligations will cease upon filing of the certification.

Taking the above factors and the SEC rules for deregistration into account, the Board, in the exercise of its fiduciary duties, has therefore concluded that US Shareholders and US Optionholders should not be considered to be in the same position as other shareholders and optionholders, respectively. The Board has further concluded that the proposed amendments to the Company’s articles of association and the other de-registration steps described further below are fair to and in the best interests of the Group’s unaffiliated shareholders and optionholders as a whole and are fair to US Shareholders and US Optionholders, based upon the factors described below in “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction.”

The Company’s proposed transactions do not amount to a traditional going-private transaction insofar as neither management nor any Company affiliate is seeking to acquire any of the Company’s Ordinary Shares from the Company’s unaffiliated shareholders. Rather, Cookson will remain a public limited company under the laws of England and Wales whose shares are publicly and widely held both in and outside the UK and listed on the London Stock Exchange. This Transaction Statement is filed together with Schedule 13e-3 to comply with the technical requirements of Rule 13e-3 under the Exchange Act.

Because the Company is not engaging in a traditional going-private transaction, the interests of Board members, on the one hand, are not incongruent with the interests of shareholders and optionholders as a whole, on the other hand. Moreover, there is no Board member who, as a result of his position with the Company’s management or a Company affiliate, has interests in the proposed transactions incongruent with those of other Board members or unaffiliated shareholders and optionholders. Consequently, the proposed transactions have not been structured to require the separate approval of directors or of shareholders and optionholders unaffiliated with the Company. For the same reasons, the Board also did not establish an independent committee or appoint another person to represent the interests of the unaffiliated shareholders and optionholders.

The Board considered and approved the fairness of the proposed transactions to all shareholders and optionholders as a whole and to the US Shareholders as a separate group and to the US Optionholders as a separate group. The Board believes that the manner in which it considered and approved the proposed transactions is consistent with its duties and responsibilities under English law.

The Company has not obtained a fairness opinion, appraisal or other independent assessment of the fairness of the proposed transactions from a financial point of view. The Board believes that the absence of any cash payment or other consideration to be offered by the Company as part of the proposed transactions and its familiarity with the Company make obtaining an opinion as to financial fairness unwarranted, as there is no price or other consideration the financial fairness of which needs to be evaluated. Specifically, the moneys payable to US Shareholders, US Optionholders and US resident holders of Ordinary Share awards as part of the proposed transactions are determined in accordance with the market price of the Ordinary Shares at the time of sale, exercise or vesting, respectively. In addition, a fairness opinion is not required under the laws of England and Wales or in order for the Board to fulfill its fiduciary duties.

Following implementation of the proposed transactions and termination of its US registration, Cookson presently intends to continue to provide material and services as before these transactions from its Ceramics, Electronics and Precious Metals divisions. Cookson does not presently anticipate making any major changes in operations, management or personnel as a direct result of completion of the proposed transactions or US deregistration.

Alternatives to the Transaction

The Company’s proposed transactions do not amount to a traditional going-private transaction insofar as neither management nor any Company affiliate is seeking to acquire any of the Company’s Ordinary Shares from the Company’s unaffiliated shareholders. Rather, Cookson will remain a public limited company under the laws of England and Wales whose shares are publicly and widely held both in and outside the UK and listed on the London Stock Exchange.

In order to qualify for deregistration, the Company has no alternative but to comply with applicable SEC rules limiting the number of its US resident security holders to less than 300 for each class of registered securities or securities for which there is a reporting obligation, which in the Company’s case is the Ordinary Shares. Termination of the Company’s ADR program alone has not resulted in the decrease of the number of US Shareholders to below 300 because as of December 6, 2005 the Company had approximately 400 US Shareholders holding Ordinary Shares directly on the Company’s shareholder register and outside the ADR program. In addition, some ADR holders have chosen to become US Shareholders directly on the Company’s shareholder register as a result of termination of the ADR program. See “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” for a discussion of the reasons why the Company believes it is in the best interests of the Group and its shareholders and optionholders as a whole to terminate its US registration.

Effects of the Transaction

The proposed transactions would result principally in the following effects:

•	If holders of the Ordinary Shares approve adoption of the Compulsory Transfer Provisions, the Company may require any US Shareholder to sell his or her Ordinary Shares in the market, or may procure the sale of such Ordinary Shares on behalf of any such US Shareholder in accordance with these provisions.

•	Cookson Group will seek to end its registration and reporting obligations under the federal securities laws of the United States.

•	If Cookson ends these registration and reporting obligations, it will no longer file reports with the SEC on Forms 20-F or 6-K and will no longer prepare a reconciliation to United States generally accepted accounting principles of its financial statements, which have been prepared in accordance with the UK generally accepted accounting principles through the financial year ended December 31, 2004, and with International Financial Reporting Standards starting with the financial year commencing January 1, 2005. The Company will continue to prepare reports required by the London Stock Exchange and the UK Listing Rules.

•	The Company may settle with cash Options held by US Optionholders under certain Group share schemes, and may settle Ordinary Share awards granted to US residents under the Long-Term Incentive Plan 2004 and Mid-Term Incentive Scheme with cash, in each case as discussed under “Terms of the Going Private Transaction”.

Please also see “Special Factors Relating to the Going Private Transaction–Potential Benefits and Detriments of the Proposed Transactions to Holders of Ordinary Shares and Options” for a discussion of the effects of the proposed transactions.

Recommendation of the Board of Directors; Fairness of the Transaction

Determination of Fairness; Factors Considered in Determining Fairness

The Board has determined that the proposed transactions are fair to Cookson’s unaffiliated security holders, the US Shareholders and the US Optionholders.

Fairness to US Shareholders

The Board bases its determination of fairness to US Shareholders on the following factors:

•	The fact that Cookson is an English company and shareholders of English companies are required to abide by the articles of association of the companies in which they hold shares, and the fact that company articles are subject to change with the required shareholder notice and approval under English law.

•	The fact that US Shareholders have sufficient advance notice and a sufficient period of time to sell their Ordinary Shares at a time and in a manner under their control. US Shareholders will have notice of the Company’s proposal to adopt the Compulsory Transfer Provisions in advance of the Extraordinary General Meeting through a press announcement, an SEC filing, a website posting and distribution of a shareholder circular to them. Moreover, the Board will make a public announcement through a regulatory information service each time it intends to exercise the Compulsory Transfer Provisions.

Moreover, if the Board exercises the Compulsory Transfer Provisions, any person whom the Board believes is, or holds Ordinary Shares on behalf of, a US Shareholder will receive a written notice from the Board to this effect, and will have 21 days from the date of the notice to (a) demonstrate to the Board that he or she is not, and does not hold on behalf of, a US Shareholder, or (b) sell the Ordinary Shares he or she holds in a manner he or she deems appropriate.

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The fact that the Board will not exercise the Compulsory Transfer Provisions arbitrarily, but using objective criteria as to the Ordinary Shares of US Shareholders that will be selected for sale and consistent with the objective of reducing the number of US Shareholders to, and maintaining such number at, below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US Shareholders and apply the Compulsory Transfer Provisions first to those US Shareholders with the smallest holdings of Ordinary Shares. Based on the number of US Shareholders and the number of Ordinary Shares held by or for each of them as at December 6, 2005, the Company estimates that over 99% of such Ordinary Shares are held by or on behalf of approximately 250 holders. Additionally, some ADR holders have become US Shareholders after termination of the ADR program, although their precise number has not yet been determined. At the time of each exercise of the Compulsory Transfer Provisions, the Board also will consider the liquidity of the Ordinary Shares on the London Stock Exchange,

the impact of the exercise of these provisions on liquidity and market price of the Ordinary Shares and the possible imminent announcement of any non-public price-sensitive information.

•	The fact that the Board will exercise the Compulsory Transfer Provisions consistent with the fiduciary duties of the directors to the Company and our shareholders under English law. The Board’s fiduciary duties under English law are broadly equivalent to those of a board of a company incorporated under the laws of a state of the United States, including the directors’ duties of care in exercising their powers and duties of loyalty to the company so that powers are exercised in the interests of the company and not for a collateral or self-interested purpose.

•	The fact that if the Ordinary Shares of a person the Board believes is a US Shareholder are sold pursuant to the Compulsory Transfer Provisions, they will be sold for the best price reasonably obtainable for a sale of Ordinary Shares over the London Stock Exchange at the time of each sale through a transaction by brokers that the Company considers appropriate for such purpose.

The Board also considered the following adverse factors:

•	The fact that certain US Shareholders will have no further interest in the Company and thus may not have the opportunity to participate in any potential increase in the value of the Ordinary Shares. However, this factor was considered mitigated by the fact that US Shareholders have sufficient advance notice and a period of time to sell their Ordinary Shares at a time and in a manner under their control. It was also mitigated by the fact that the Compulsory Transfer Provisions are in accordance with English company law and represent mechanisms which have been used for many years by companies in the UK in relation to foreign ownership restrictions. More specifically, a number of UK companies have adopted articles amendments similar to the Compulsory Transfer Provisions to help them reduce US shareholdings so that they can deregister from the SEC. Moreover, the Board noted that the proposed transactions do not require the number of US Shareholders to be zero and, thus, do not prohibit all US residents from purchasing or continuing to hold the Ordinary Shares and thereby participating in any possible opportunities or benefits of Cookson’s business or developments in the future. The vast majority of Ordinary Shares held by US Shareholders will not need to be subject to the Compulsory Transfer Provisions.

•	The fact that, if and when the registration of the Ordinary Shares is terminated, the Company will no longer file periodic reports with the SEC. Information regarding the Company’s operations and results that is currently available to the US general public and the Company’s investors in the United States will no longer be in the form (including reconciliation of the Company’s financial statements to US generally accepted accounting principles) prescribed by US regulations. This factor was considered mitigated by the fact that the Ordinary Shares will continue to be traded on the London Stock Exchange and, as such, the Company will continue to make such filings as are required by the London Stock Exchange and will continue to post important filings, including its annual and interim reports, on its web site.

Fairness to US Optionholders

The Board bases its determination of fairness to US Optionholders on the following factors:

•	The fact that in the event the Company were to decide to settle any Options with cash, the cash settled Options would be the economic equivalent of the Options they replace insofar as they would be governed by the same terms except for the entitlement of the holder to the cash equivalent to the market value of Ordinary Shares at the time of exercise of the Options, less the exercise price.

•	The fact that, in the Company’s experience, most holders of Options sell their underlying Ordinary Shares at the time of exercise, so most US Optionholders would be in the same position before and after the proposed cash settlement. In fact, US Optionholders whose Options were settled with cash would have the benefit of avoiding broker’s or other transaction costs associated with selling their underlying Ordinary Shares by virtue of receiving the cash equivalent of the Ordinary Shares outright.

•	The fact that affected US Optionholders will have advance notice of any such possible amendment to their Options through a press announcement, an SEC filing, a website posting and distribution of a shareholder circular to them.

Fairness to unaffiliated shareholders and optionholders as a whole

The Board bases its determination of fairness to shareholders and optionholders as a whole on the following factors:

•	The fact that the proposed transactions have no effect on the holdings of shareholders who are not US Shareholders, which comprise the vast majority of the Company’s shareholders, or of optionholders who are not US Optionholders. Their holdings remain exactly the same before and after the proposed transactions.

•	The benefits to the Company and to shareholders and optionholders of the Company taken as a whole of eliminating the burden of being an SEC-registered company. The Board estimates its current external compliance costs related to US registration, together with significantly higher future incremental costs that would no longer be required following deregistration would be in excess of £1 million per annum. Specifically, the Board estimates its present annual external costs in connection with its US registration to be in the order of £200,000, primarily related to audit of the Company’s financial statements in accordance with United States generally accepted auditing standards, and estimates that additional annual external costs in the order of £1 million will be required starting in 2006 in connection with such registration. These additional costs relate primarily to new Sarbanes-Oxley Act-required external audits relating to the Company’s internal controls over financial reporting, and the imminent prospect of these new costs is the principal reason why the Company has chosen to seek SEC deregistration now. Deregistration would also significantly reduce the amount of management time that would otherwise be absorbed by this compliance process.

•	The fact that only a limited number of US Shareholders will be subject to a compulsory sale. The US Shareholder base of the Company represented only 5.5% of the Company’s outstanding Ordinary Shares as of December 6, 2005, and in any event the Board might only need to exercise the Compulsory Transfer Provisions in respect of a limited number of US Shareholders in order to decrease their number to below 300, or the Board may decide not to exercise the Compulsory Transfer Provisions at all. Based on the number of US Shareholders and the number of Ordinary Shares held by or for each of them as of December 6, 2005, the Board would not expect to exercise the Compulsory Transfer Provisions in respect of more than 0.005% of the outstanding Ordinary Shares in the aggregate for purposes of the Company’s initial deregistration. Additionally, some ADR holders have become US Shareholders after termination of the ADR program, although their precise number has not yet been determined.

•	The fact that the Ordinary Shares will continue to be listed on the London Stock Exchange and, therefore, a public market for the Ordinary Shares will continue to exist and the Company will be subject to ongoing reporting requirements of the UK Listing Authority and English corporate governance requirements.

•	The fact that the proposed amendments to the Company’s articles of association to incorporate the Compulsory Transfer Provisions are subject to the approving vote of at least seventy-five percent (75%) of the shareholders voting in person on a “show of hands” at the Extraordinary General Meeting convened and, if a poll is demanded at such meeting, at least seventy-five percent (75%) of the Ordinary Shares represented (in person or by proxy) at such meeting. This vote requirement is in accordance with the Company’s articles of association and consistent with English company law. The Board believes it provides adequate procedural protections to shareholders in connection with the proposed transactions.

•	The fact that in voting, the Company’s shareholders are being given the type and amount of information required by the UK Companies Act 1985, as amended, and by Exchange Act Rule 13e-3, and the amount of time required under these laws to consider the matters being put to a vote and to submit their vote.

After consideration of the above factors, the Board concluded the proposed transactions are fair to unaffiliated shareholders and optionholders as a whole and to US Shareholders and US Optionholders, and that they are in the best interests of the Company.

The Board did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the proposed transactions. Moreover, the

Company has not obtained a fairness opinion, appraisal or other independent assessment of the fairness of the proposed transaction from a financial perspective. The Board believes that the absence of any cash payment or other consideration to be offered by the Company as part of the proposed transactions and its familiarity with the Company make obtaining an opinion as to financial fairness unwarranted, as there is no price or other consideration the financial fairness of which needs to be evaluated. Specifically, the moneys payable to US Shareholders, US Optionholders and US resident holders of Ordinary Share awards as part of the proposed transactions are determined in accordance with the market price of the Ordinary Shares at the time of sale, exercise or vesting, respectively. In addition, a fairness opinion is not required under the laws of England and Wales or in order for the Board to fulfill its fiduciary duties.

Because of this absence of any consideration to be offered by the Company, the Board further did not and could not consider whether the proposed transactions were fair based on historical market prices, net book value, going concern value or liquidation value.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by it.

Representative of Unaffiliated Security Holders

The Company’s proposed transactions do not amount to a traditional going-private transaction insofar as neither management nor any Company affiliate is seeking to acquire any of the Company’s Ordinary Shares from the Company’s unaffiliated shareholders. Rather, Cookson will remain a public limited company under the laws of England and Wales whose shares are publicly and widely held both in and outside the UK and listed on the London Stock Exchange. This Transaction Statement is filed together with Schedule 13e-3 to comply with the technical requirements of Rule 13e-3 under the Exchange Act.

Because the Company is not engaging in a traditional going-private transaction, the interests of Board members, on the one hand, are not incongruent with the interests of shareholders and optionholders as a whole, on the other hand. Moreover, there is no Board member who, as a result of his position with the Company’s management or a Company affiliate, has interests in the proposed transactions incongruent with those of other Board members or unaffiliated shareholders and optionholders. Consequently, the proposed transactions have not been structured to require the separate approval of directors or of shareholders and optionholders unaffiliated with the Company. For the same reasons, the Board also did not establish an independent committee or appoint another person to represent the interests of the unaffiliated shareholders and optionholders.

The Board considered and approved the fairness of the proposed transactions to all shareholders and optionholders as a whole and to the US Shareholders as a separate group and to the US Optionholders as a separate group. The Board believes that the manner in which it considered and approved the proposed transactions is consistent with its duties and responsibilities under English law.

Approval of Directors

On October 14, 2005, the Board approved the proposed transactions (subject to the subsequent approval of Cookson’s shareholders and, in respect of the reduction of capital, the High Court of Justice of England and Wales) and determined that they are fair to unaffiliated shareholders and optionholders and to US Shareholders and US Optionholders.

Potential Benefits and Detriments of the Proposed Transactions to Holders of Ordinary Shares and Options

The benefits and detriments of the proposed transactions to Cookson, the holders of Ordinary Shares and holders of Options can be summarized as follows.

The principal benefit of the proposed transactions to holders of Ordinary Shares (other than certain US Shareholders) and to holders of Options (other than certain US Optionholders) is that the Company will avoid, through SEC deregistration, the cost of compliance with ongoing SEC reporting requirements which the Company estimates would represent current external compliance costs, together with significantly higher future incremental costs, in excess of £1 million per annum. Specifically, the Board estimates its present annual external costs in connection with its US registration to be in the order of

£200,000, primarily related to audit of the Company’s financial statements in accordance with United States generally accepted auditing standards, and estimates that additional annual external costs in the order of £1 million will be required starting in 2006 in connection with such registration. These additional costs relate primarily to new Sarbanes-Oxley Act-required external audits relating to the Company’s internal controls over financial reporting, and the imminent prospect of these new costs is the principal reason why the Company has chosen to seek SEC deregistration now. Deregistration would also significantly reduce the amount of management time that would otherwise be absorbed by this compliance process.

The benefits to US Optionholders whose Options are settled with cash will be that they will receive cash settled Options equivalent to the Options that are replaced. The only material difference will be the later receipt of cash equivalent to the market value of the Ordinary Shares underlying their Options less the exercise price, instead of the Ordinary Shares themselves. Given that most holders of Options sell their underlying Ordinary Shares at the time of exercise, such US Optionholders would have the benefit of avoiding broker’s or other transaction costs associated with sale of their underlying Ordinary Shares by virtue of receiving the cash equivalent of the Ordinary Shares outright.

The potential detriment to US resident holders of Incentive Stock Options under the Cookson Group Executive Share Option Schemes 1992 and 1995 would be that they would lose certain tax benefits if their Options were settled with cash. Presently, any such holder who retains ownership of Ordinary Shares underlying his or her Options after exercise, for the later of two years from the date of grant of the Option or one year after exercise, would be able to recognize a gain on the sale of those Ordinary Shares as a capital gain rather than ordinary income for federal tax purposes. Under federal tax laws, the maximum tax payable on a capital gain is 15%, compared with 35% on ordinary income. US resident holders of Incentive Stock Options would also lose this benefit in respect of any Ordinary Shares they already own pursuant to exercise of these Options, if the Ordinary Shares are required to be sold pursuant to the Compulsory Transfer Provisions before this tax benefit accrues. However, in the Company’s experience most holders of Options sell their underlying Ordinary Shares at the time of their exercise of Options. Thus, the Board expects this tax benefit would not accrue for virtually all US Optionholders. This detriment is also mitigated by the fact that, in respect of Incentive Stock Options that have value by reference to their exercise price at the time of any cash settlement, the consent of the majority of US resident holders of Incentive Stock Options voting in respect of the proposed cash settlement, as a separate group, would be required.

The potential detriment of the proposed transactions to the US Shareholders is that they will forego the opportunity of benefiting, through the value of such holdings, from the performance of Cookson within the market sectors in which it operates by having their Ordinary Shares sold earlier than they expected. Depending on the performance of Cookson within the market sectors in which it operates, the future value of Ordinary Shares could exceed any sale proceeds paid through implementation of the Compulsory Transfer Provisions, or any reinvestment thereof. However, not all US Shareholders will have their Ordinary Shares sold pursuant to the Compulsory Transfer Provisions, as the Board intends to exercise the Compulsory Transfer Provisions consistent with the objective of having fewer than 300 US Shareholders at each of its fiscal year-ends.

TERMS OF THE GOING PRIVATE TRANSACTION

Terms of Transaction as Related to Ordinary Shares and Consideration Offered to Holders of Ordinary Shares

The Board is entitled to serve notices on shareholders, including nominees, appearing to the Company to have an interest in any Ordinary Shares requiring them to provide information relating to the ownership of such Ordinary Shares to the Company or to show that such Ordinary Shares are not held by or for a US Shareholder. The Company will maintain a register of persons whom the Board considers to be US Shareholders.

Subject to the requisite vote of shareholders at the Extraordinary General Meeting convened, as described in “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction—Ordinary Shares”, the Company will amend its articles of association to include the Compulsory Transfer Provisions. US Shareholders will have notice of the Company’s proposal to adopt the Compulsory Transfer Provisions in advance of the Extraordinary General Meeting in the following ways:

•	the Company has issued a press announcement on October 17, 2005.

•	the Company filed this Transaction Statement with the SEC on October 18, 2005.

•	the Company has posted a notice of the proposal on its website.

•	the Company will distribute voting materials, including this Transaction Statement and a shareholder circular, to all holders of Ordinary Shares including US Shareholders at least 20 days before the date of the Extraordinary General Meeting.

If the Compulsory Transfer Provisions are adopted, the Board may give notice to any one or more US Shareholders requiring that they sell their Ordinary Shares within 21 days of the notice or demonstrate that they are not, and do not hold on behalf of, a US Shareholder. A recipient of such a notice may fail to comply with it by not responding during this 21-day period, or by failing to provide evidence to the satisfaction of the Board during the 21-day period that the recipient (a) is not and does not hold on behalf of a US Shareholder, or (b) has sold his or her Ordinary Shares. If such notice is not complied with, the Company may procure the sale, on behalf of such US Shareholders, of the Ordinary Shares to which the notice relates.

If the Ordinary Shares are sold in this manner, it will be for the best price reasonably obtainable for a sale of Ordinary Shares over the London Stock Exchange at the time of each sale through a transaction by brokers that the Company considers appropriate for such purpose. The broker will pay the proceeds of sale to the holder of the Ordinary Shares so sold. In almost all cases transfers of such Ordinary Shares will be in book entry form. A holder who holds a physical share certificate for his or her Ordinary Shares will have those Ordinary Shares removed from the Company’s share register in any event upon sale, which will render his or her certificate invalid. The Ordinary Shares so sold will then be represented by a new book entry in the name of the purchaser. The former US Shareholder will have the right to receive proceeds of the sale of his or her Ordinary Shares upon delivery of his or her certificate. Before the Board exercises the Compulsory Transfer Provisions, the Company will make an appropriate announcement through a regulatory information service.

The Board will exercise the Compulsory Transfer Provisions using objective criteria as to the Ordinary Shares of US Shareholders that will be selected for sale and consistent with the objective of reducing the number of US Shareholders to, and maintaining such number at, below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US Shareholders and apply the Compulsory Transfer Provisions first to those US Shareholders with the smallest holdings of Ordinary Shares. Based on the number of US Shareholders and the number of Ordinary Shares held by or for each of them as at December 6, 2005, the Company estimates that over 99% of such Ordinary Shares are held by or on behalf of approximately 250 holders. Additionally, some ADR holders have become US Shareholders after termination of the ADR program, although their precise number has not yet been determined. At the time of each exercise of the Compulsory Transfer Provisions, the Board will also consider the liquidity of the Ordinary Shares on the London Stock Exchange, the impact of the exercise of these provisions on liquidity and market price of the Ordinary Shares and the possible imminent announcement of any non-public price-sensitive information.

The Board will exercise the Compulsory Transfer Provisions consistent with the fiduciary duties of the directors to the Company and our shareholders under English law. The Board’s fiduciary duties under English law are broadly equivalent to those of a board of a company incorporated under the laws of a state of the United States, including the directors’ duties of care in exercising their powers and duties of loyalty to the company so that powers are exercised in the interests of the company and not for a collateral or self-interested purpose.

Following termination of registration of the Ordinary Shares under the Exchange Act, the Board may from time to time require Ordinary Shares to be sold pursuant to the Compulsory Transfer Provisions in order to be satisfied that, at each subsequent fiscal year-end, the number of US Shareholders remains below 300 in respect of the Ordinary Shares.

No cash payment or other consideration is being offered to holders of Ordinary Shares to effect the adoption of the Compulsory Transfer Provisions.

Please see “Additional Information—Proposed Compulsory Transfer Provisions” for the text of the Proposed Compulsory Transfer Provisions.

Terms of Transaction as Related to Options and Ordinary Share Awards and Consideration Offered to Holders Thereof

The Company intends that, in 2006, it will amend certain Group share schemes to provide for cash settlement of the Options held by US Optionholders and then to resolve irrevocably to settle these Options with cash, to the extent this becomes necessary to decrease the number of US Optionholders to, and maintain this number at, below 300. These cash settled Options will be governed by the same terms as those governing the Options they replace, including, without limitation, as related to life of the Options, vesting and exerciseability, except that each cash settlement will provide the US Optionholder with the cash equivalent to the market value of the Ordinary Shares to which the US Optionholder would have been entitled at the time of exercise, less the exercise price.

In 2006, the Company will also consider whether to settle the Ordinary Share awards granted to US residents under its Long-Term Incentive Plan 2004 and Mid-Term Incentive Scheme with cash equal to the market value of the Ordinary Shares to which each holder under these plans would be entitled at the time of vesting, but otherwise governed by the same terms as those existing under the plans.

US Optionholders will have notice of any such possible cash settlements in the following ways:

•	The Company has issued a press announcement on October 17, 2005.

•	The Company filed this Transaction Statement with the SEC on October 18, 2005.

•	The Company has posted a notice of the possible cash settlement on its website.

•	The Company will distribute to US Optionholders the shareholder circular for the Extraordinary General Meeting and this Transaction Statement at the same time as it distributes them to US Shareholders. This shareholder circular refers to the possibility of these cash settlements.

•	The Company will again distribute this Transaction Statement to affected US Optionholders at least 20 days before any proposed amendment to their Options to provide for cash settlement.

No cash payment or other consideration is being offered to holders of Options or Ordinary Share awards to effect these amendments.

Group share schemes affected

The following of the Group share schemes could be subject to the cash settlement proposal discussed above.

•	The Cookson Group Executive Share Option Scheme 1992;

•	The Cookson Executive Share Option Scheme 1995;

•	The Cookson Group Long-Term Incentive Plan 2004; and

•	The Cookson Mid-Term Incentive Scheme.

None of the Group’s other share schemes will be subject to the cash settlement proposal.

Incentive Stock Options granted under the Cookson Group Executive Share Option Schemes 1992 and 1995

These Options carry certain tax benefits for US Optionholders which would no longer be available in the event they are settled with cash.

In light of the loss of a tax benefit, for those Incentive Stock Options under the 1995 scheme that have value by reference to their exercise price at the time of any proposed amendment, the consent of the majority of US resident holders of such Incentive Stock Options voting in respect of the proposed amendment would be required for the Company to settle their Incentive Stock Options with cash.

The Options under the 1992 scheme have no current value by reference to their exercise price. To the extent this remains the case at the time of any proposed amendment of these Options, the consent of holders of Options under the 1992 scheme would not be required in the event they were amended.

Other Consents

The consent of holders of Options would not be required under any of the Company’s other share schemes noted above to amend the schemes to provide for cash settlement.

Non-US Optionholders

Options held by non-US Optionholders will not be affected by these proposals and will not be settled with cash.

Deferred Shares and Reduction of Capital

For reasons unrelated to SEC deregistration, the Company also intends to:

•	cancel its deferred shares, as the Company had undertaken to do at the time of its rights issue in 2002, in order to create a more efficient capital structure in the Group’s holding company; and

•	effect a reduction in capital by canceling the Company’s share premium account to create additional reserves for the Group in the future.

The deferred shares carry no dividend rights or voting rights and are not listed or traded on any exchange or other trading platform. They have no value and are not an equity security.

Vote Required for Approval of the Transaction

Ordinary Shares

The proposed transactions as related to Ordinary Shares will require the approval of at least seventy-five percent (75%) of shareholders voting in person on a “show of hands” at the Extraordinary General Meeting convened and, if a poll is demanded at such meeting, at least seventy-five percent (75%) of the Ordinary Shares represented (in person or by proxy) at such meeting. This vote requirement is in accordance with the Company’s articles of association and consistent with English company law.

Extraordinary General Meeting

The Extraordinary General Meeting to be held at Broadgate West, 9 Appold Street, London EC2A 2AP on January 12, 2006 at 11:00 a.m. is being convened for the purpose of considering and adopting certain special resolutions approving the proposed transactions as related to the Ordinary Shares.

If you have any questions about the proposed transactions or how to vote your Ordinary Shares, please contact the Company’s Group Secretary at +44 (0)20 7061 6500 (if calling from the United States, dial 011-44-20 7061 6500).

Options

In respect of Incentive Stock Options having value by reference to their exercise price at the time of any amendment to provide for cash settlement, the consent of the majority of US resident holders of such Options voting in respect of the proposed amendment would be required for it. The consent of holders of Options would not be required under any of the Group’s other share schemes to effect any amendment to provide for cash settlement.

SEC Announcement to Propose New Criteria for Deregistration by Foreign Private Issuers

On December 14, 2005, the SEC announced a consultation relating to proposals to establish new criteria to make it easier for foreign private issuers such as the Company to deregister from the SEC. The consultation process is likely to take several months and it is not possible to be certain what form any new criteria will finally take. It is possible the new criteria will not require the Company, after deregistration, to maintain the number of each of the US Shareholders and US Optionholders at below 300 at each fiscal year-end in order to avoid re-commencement of registration obligations. In order to be in a position to avoid the costs of complying with its SEC reporting and other applicable US obligations for the financial year ending December 31, 2005, the Company intends to proceed with the proposed transactions set out in this document but will keep the position under review

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

On January 18, 2005 the Group announced that, as a result of a strategic review, it will dispose of non-core assets and focus on enhancing the operating performance of its core businesses. The Company expects proceeds from such disposals over the next two years to be in excess of £100 million. The Board plans to continue to evaluate the Group’s strategy and structure in order to maximize shareholder value.

There are no agreements, arrangements, or understandings, whether or not legally enforceable, between the Company or its directors or executive officers and any other person with respect to the Ordinary Shares.

The Group has long-term notes. The 1997 Notes were issued by Cookson in a private placement on October 30, 1997 in an aggregate principal amount of US$170.0 million. The 1997 Notes were issued in two series, the US$130.0 million, 6.89% Series A Senior Notes with the unpaid principal amount due on November 1, 2007 and the US$40.0 million, 6.97% Series B Senior Note with the unpaid principal amount due on November 1, 2009. Interest is payable semi-annually in May and November. The Company may at any time repay all or any part of the 1997 Notes (subject to a 3% aggregate threshold) on payment of 100% of the principal amount so prepaid plus a make-whole amount. The 2000 Notes were issued by the Company in a private placement on May 2, 2000 in an aggregate principal amount of US$400.0 million. The 2000 Notes were issued in four series, US$25.0 million, 7.69% Series A Senior Notes with the unpaid principal amount due on May 2, 2005, US$50.0 million, 7.79% Series B Senior Notes with the unpaid principal amount due on May 2, 2007, US$135.0 million, 7.94% Series C Senior Notes with the unpaid principal amount due on May 2, 2010 and US$190.0 million, 8.07% Series D Senior Notes with the unpaid principal amount due on May 2, 2012. The Group repaid US$25.0 million of Series A Senior Notes on May 2, 2005. Additional information about the notes is included in the Form 20-F filed with the SEC on June 9, 2005, under the caption “Item 5. Operating and Financial Review and Prospects” and are incorporated herein by reference.

The Company is not aware of any current plans for individuals to leave or join the Board. However, membership of the Board does change periodically as a result of the personal circumstances of the individual directors and in accordance with the needs of the Company.

FINANCIAL STATEMENTS AND CERTAIN FINANCIAL INFORMATION OF COOKSON GROUP

The consolidated financial statements for Cookson for the fiscal years ended December 31, 2003 and 2004 are included in the Form 20-F filed with the SEC on June 9, 2005, under the caption “Item 17. Financial Statements” and are incorporated herein by reference. Copies of such filings may be inspected at the Public Reference Facilities of the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549 and copies may be downloaded directly from the Investor Relations segment of Cookson’s website at www.cooksongroup.co.uk. Copies of the Schedule 13e-3 and the exhibits thereto, including the Transaction Statement, may be downloaded from the SEC’s website at www.sec.gov by using the “Search for Company Filings” function.

The book value of one Cookson ordinary share prepared in accordance with UK generally accepted accounting principles (“UK GAAP”) equaled £0.295 at December 31, 2004 (which amount was US$0.565 based on the exchange rate of December 31, 2004). The book value of one Cookson ordinary share prepared in accordance with US generally accepted accounting principles (“US GAAP”) equaled £0.371 at December 31, 2004 (which amount was US$0.710 based on the exchange rate of December 31, 2004). The ratio of earnings to fixed charges under UK GAAP for fiscal 2003 and 2004 equaled a deficiency of £6.8 million and £24.5 million, respectively. Under US GAAP, the ratio of earnings to fixed charges for fiscal 2003 and 2004 equaled a deficiency of £17.0 million and a ratio of 1.04, respectively.

The following summary financial information for Cookson is derived from the consolidated financial statements referred to above. The summary financial information is presented in accordance with UK GAAP with a reconciliation to US GAAP.

Summary Financial Information (in millions, except per share data)

	Years ended December 31,
	2003	2004
Consolidated Profit and Loss Account:
Under UK GAAP
Turnover from continuing operations	£1,623.9	£1,698.2
Turnover from discontinued operations	57.8	—
Total turnover	1,681.7	1,698.2
Total operating profit/(loss) before exceptional items and amortization of intangibles	64.2	119.6
Net loss	(204.5)	(50.2)
Basic earnings per share	£(0.109)	£(0.027)
Diluted earnings per share	(0.109)	(0.027)

Under US GAAP
Turnover, excluding discontinued operations	£1,550.8	£1,622.2
Net profit/(loss) – excluding discontinued operations	(11.7)	7.6
Net loss*	(76.2)	(20.3)
Basic (loss)/earnings per share from continuing operations	£(0.062)	£0.252
Fully diluted (loss)/earnings per share from continuing operations	(0.062)	0.252
Basic loss per share	(0.405)	(0.108)
Fully diluted loss per share	(0.405)	(0.108)

	At December 31,
	2003	2004
Consolidated Balance Sheet Data:
Under UK GAAP
Current assets	£626.9	£596.3
Non-current assets	913.8	798.1
Current liabilities	430.5	362.1
Non-current liabilities	483.3	461.2

*	The following is a reconciliation of net loss per UK GAAP to net loss per US GAAP:

Net loss per UK GAAP	(204.5)	(50.2)
Adjustments
Non-capitalized goodwill	(4.2)	—
Goodwill	33.4	31.5
Deferred taxation	—	(3.6)
Pensions and other post-employment benefits	(17.5)	(2.6)
Capitalized interest	(0.2)	(0.3)
Stock compensation	(2.3)	(0.7)
Derivative financial instruments	(3.0)	(3.6)
Sale and leaseback	0.6	0.7
Cost associated with disposal activities	2.8	(2.0)
Impairment of long lived assets	1.9	(0.2)
Insured losses	—	(2.1)
Adjustment for net loss from discontinued operations	183.0	38.7
Other	(1.2)	0.8
Tax effect on adjustments	(0.4)	1.2
Net profit/(loss) per US GAAP, as previously stated	(11.6)	7.6
Prior year restatement(1)	(0.1)	—
Net profit/(loss) per US GAAP, before adjustments due to discontinued operations	(11.7)	7.6
Net loss from discontinued operations	(64.5)	(27.9)
Net loss per US GAAP	(76.2)	(20.3)

(1)	The Group has identified additional adjustments to its reconciliation of UK GAAP profit for the financial year and shareholders’ equity at the end of each financial year to their equivalent amounts under US GAAP. These adjustments relate to deferred taxation on tax deductible goodwill. As a result the US GAAP reconciliation has been restated for 2003. These reconciliation adjustments do not affect the Group’s UK GAAP accounts.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material US federal income tax consequences. The discussion below may not address all US federal income tax considerations that may be relevant to certain US Shareholders in light of their particular circumstances including the consequences to US Shareholders subject to special US federal taxation regimes. The discussion assumes that the US Shareholders hold their Ordinary Shares as capital assets. In addition, the discussion does not address any non-US, state or local tax consequences or any non-income tax consequences. Individuals should seek advice based on their particular circumstances from an independent tax advisor.

This discussion is based on current US federal income tax law, which may change, possibly with retroactive effect.

The termination of the Company’s US registration should not be a taxable event for US Shareholders and they should have the same basis and holding period in their Ordinary Shares that they had immediately prior to the termination.

A US Shareholder who sells Ordinary Shares, whether pursuant to the Compulsory Transfer Provisions or otherwise, will generally recognize capital gain or loss equal to the difference between the amount realized in the sale and the basis of the Ordinary Shares. If the Ordinary Shares were held for more than one year, any capital gains would generally be taxed currently at a maximum rate of 15%. If the Ordinary Shares were held for one year or less, any capital gains from the sale would generally be taxed at higher ordinary income tax rates.

Any Options previously entitled to favorable tax treatment as Incentive Stock Options are not expected to be entitled to such favorable treatment if they are amended so as to become settled in cash. However, the amendment itself is not expected to cause the relevant US Optionholders to recognize income at that time.

When payment under a cash settled Option is made, the participant generally would recognize ordinary income and the employer would generally be entitled to a deduction equal to the cash paid to the participant.

The cancellation of the deferred shares should not have any tax consequences for US holders, as they have no value and are not an equity security.

INFORMATION CONCERNING COOKSON GROUP

Name, Address and Telephone

The name of the subject company is Cookson Group plc. The address of the principal executive offices of Cookson Group is 265 Strand, London WC2R 1DB, England. The telephone number of the principal executive offices of Cookson Group is +44 (0)20 7061 6500 (if dialing from the United States, dial 011-44-20-7061-6500). Cookson is the only person that is filing with the SEC a Schedule 13e-3 to which this Transaction Statement is an exhibit.

Securities

This Transaction Statement relates to the Group’s Ordinary Shares and Options. As of December 6, 2005, there were 190,238,818 Ordinary Shares issued and outstanding. As of October 12, 2005, there were 7,071,695 outstanding Options, of which 4,059,726 were held by US residents, and 1,631,905 Ordinary Share awards, of which 526,275 were held by US residents. As of May 26, 2005, there were 727,558,546 deferred shares outstanding.

Trading Market and Price

The principal trading market for the Ordinary Shares is the London Stock Exchange where the shares trade on a system known as SETSmm. SETSmm is an electronic order book supported by continuous liquidity provision from marketmakers. The Ordinary Shares are listed under the symbol “CKSN.L.”

The Company previously had an unlisted ADR program sponsored by Citibank, N.A., the depositary. During the 2004 fiscal year, each ADR represented five Ordinary Shares. Following the Ordinary Share consolidation after the close of business on May 26, 2005, the ADRs were adjusted so that two ADRs represented one Ordinary Share. On September 19, 2005, the Company directed Citibank, N.A. to terminate its ADR program. Termination of the ADR program became effective as at the close of business on October 19, 2005.

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange.

	£		US$(1)
	High	Low	High	Low
2003
First Quarter	0.23	0.16	0.38	0.26
Second Quarter	0.30	0.17	0.49	0.26
Third Quarter	0.36	0.24	0.57	0.39
Fourth Quarter	0.40	0.32	0.71	0.53
2004
First Quarter	0.50	0.37	0.92	0.68
Second Quarter	0.48	0.40	0.85	0.73
Third Quarter	0.40	0.30	0.73	0.54
Fourth Quarter	0.37	0.31	0.69	0.56
2005
First Quarter	0.41	0.33	0.78	0.62
Second Quarter(2)	4.125	2.875	7.746	5.327
Third Quarter(2)	3.543	3.050	6.212	5.401
Fourth Quarter, through December 6, 2005(2)	3.880	3.090	6.752	5.467

(1)	US dollar equivalents are derived using the noon buying rates in The City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date of the relevant high or low, respectively.

(2)	Prices reflect the consolidation of Ordinary Shares which took effect as of the close of business on May 26, 2005, resulting in shareholders exchanging 10 existing £0.01 Ordinary Shares for one new £0.10 Ordinary Share.

Dividends

Cookson has not paid any dividends with respect to the Ordinary Shares within the past two years.

On January 18, 2005, the Company announced that it intends to pay dividends with respect to the Ordinary Shares as soon as possible, such dividends to be funded from free cash flow. The Board plans to continue to keep dividend policy under review.

Prior Public Offerings

Cookson has not during the past three years made an underwritten public offering of its Ordinary Shares for cash or an offering of its Ordinary Shares exempt from registration under the Securities Act.

Business and Background of Natural Persons

None of the individuals described below in this “Business and Background of Natural Persons” section has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The country of citizenship of each individual is indicated in parentheses following each of their names.

Robert Beeston (United Kingdom)—appointed to the Cookson Board in April 2003 and became Chairman at the conclusion of the 2003 AGM. Mr. Beeston is a non-executive director and Chairman of the Remuneration Committee of D S Smith Plc, a manufacturer of packaging and office products. Before joining Cookson, Mr. Beeston was Chief Executive Officer of FKI plc, an engineering group. He was also a director of Industry in Education Limited, a secondary education company.

Nicholas Salmon (United Kingdom)—appointed Chief Executive in July 2004. Mr. Salmon was appointed a non-executive director of United Utilities plc, a water and electricity company, in April 2005. Prior to joining Cookson, Mr. Salmon was Executive Vice President at Alstom SA, the global energy and transport infrastructure group. Previously he was the CEO at Babcock International plc, the engineering services group and held earlier positions with GEC and China Light and Power.

Michael Butterworth (United Kingdom)—appointed to the Cookson Board on June 15, 2005 and assumed the role of Group Finance Director on August 1, 2005. Prior to joining Cookson, Mr. Butterworth was Group Finance Director of Incepta Group plc, the international marketing and communications group, from May 2001 until May 2005. He previously spent five years as Group Financial Controller at BBA Group plc, an international aviation and materials technology group. He qualified as a chartered accountant with Arthur Andersen.

Jeffrey Hewitt (United Kingdom)—appointed to the Cookson Board on June 1, 2005 and is Chairman of the Audit Committee. Mr. Hewitt was formerly Deputy Chairman and Group Finance Director of Electrocomponents plc, the international high service distributor of electronic, electrical, industrial and commercial supplies. He was also a non-executive director of Fulmar plc, a printing company. He is a non-executive director of Dialight plc, the international specialist electronics products group, and a non-executive member of the Audit Committee of the John Lewis Partnership, a leading retailer. He is a chartered accountant.

Barry Perry (United States)—appointed to the Cookson Board in January 2002. Mr. Perry is Chairman and Chief Executive Officer of Engelhard Corporation, a US-based surface and materials science company. Mr. Perry was previously President and COO of Engelhard Corporation. Mr. Perry is also a non-executive director of Arrow Electronics, Inc, a US-based manufacturer of electronic components and computer products. He has also previously served as a director of the Independent College Fund of New Jersey and Centenary College.

Jan Oosterveld (The Netherlands)—appointed to the Cookson Board in June 2004. Mr. Oosterveld spent the majority of his career at Royal Philips Electronics N.V., most recently serving as a member of the Group Management Committee. He is a non-executive director of Continental AG, a manufacturer of automotive parts, Crucell N.V., a pharmaceutical company, Barco N.V., a manufacturer of screens and displays, and Atos Origin S.A., a consulting and IT services company. He is also a professor at IESE Business School in Barcelona, Spain.

John Sussens (United Kingdom)—appointed to the Cookson Board in May 2004 and is Chairman of the Remuneration Committee and Senior Independent Director. Mr. Sussens is currently a non-executive director of Admiral Group plc, a non-life insurance company, Anglo & Overseas Trust plc, a financial intermediation company, and Phoenix IT Group plc, an IT services company. Mr. Sussens was previously a Managing Director of Misys plc, the global software products and solutions company, and a non-executive director of Chubb plc, the engineering company, and Searchspace Group Ltd., a software and consultancy company.

FINANCING FOR THE GOING PRIVATE TRANSACTION

Source of Funds

The Company will pay all costs, fees and expenses incurred in connection with the proposed transactions.

Conditions

There are no material conditions to the financing discussed in “Financing for the Going Private Transaction—Source of Funds” above. There are no alternative financing arrangements or alternative financing plans.

ADDITIONAL INFORMATION

Purchases of Ordinary Shares, Options or ADSs and Exercise of Options

The Company has neither purchased Ordinary Shares or Options nor cancelled Options during the past two years.

There have been no transactions in the Ordinary Shares or Options by any of the Company’s executive officers or directors during the 60 days prior to December 19, 2005.

Current Ownership of Ordinary Shares and Options by Filing Persons and if Corporations, by Their Directors and Executive Officers (as of December 6, 2005)(1)

Name of Security Holder	Aggregate Number of Ordinary Shares Beneficially Held	Percentage of Outstanding Ordinary Shares(2)	Aggregate Number of Ordinary Share Awards Beneficially Held	Percentage of Outstanding Ordinary Share Awards(3)	Aggregate Number of Options Beneficially Held	Percentage of Outstanding Options
Robert Beeston	50,000	0.0263%	0	0%	0	0%
Nicholas Salmon	15,278	0.0080%	214,669	13.1545%	0	0%
Michael Butterworth	6,000	0.0032%	40,636	2.4901%	0	0%
Jan Oosterveld	4,000	0.0021%	0	0%	0	0%
Barry Perry	2,600	0.0014%	0	0%	0	0%
John Sussens	2,500	0.0013%	0	0%	0	0%
Jeffrey Hewitt	2,500	0.0013%	0	0%	0	0%

(1)	In addition to the above interests, those directors who are employees of Cookson each have an interest as potential beneficiaries in Ordinary Shares of the Company held by Cookson Investments (Jersey) Limited as trustee of the Cookson Employee Share Ownership Plan (“ESOP”). The balance of Ordinary Shares held by the ESOP at December 31, 2004 was 1,161,770 and at May 19, 2005 was 1,154,190.
(2)	Based on 190,238,818 Ordinary Shares in issue as of December 6, 2005.
(3)	Based on 1,631,905 Ordinary Share awards outstanding as of October 12, 2005.

Agreements Involving Cookson’s Securities; Intent to Vote

Robert Beeston, Michael Butterworth, Jeffrey Hewitt, Jan Oosterveld, Barry Perry, Nicholas Salmon and John Sussens intend to vote all of their respective Ordinary Shares in favor of the proposed transactions based on their belief that deregistration of the Ordinary Shares is in the best interests of the Company. Barry Perry is the only US Shareholder. He presently has no plans to dispose of his Ordinary Shares in anticipation of the proposed transactions.

Persons/Assets, Retained, Employed, Compensated or Used

No officer or class of employees of the Company has been or will be employed or used by the Company in connection with the proposed transactions outside the scope of their ordinary course employment or use.

Costs Associated with the Transaction

The total fees, costs and expenses currently estimated to be incurred in connection with the proposed transactions will be the responsibility of Cookson, and are comprised of the following:

SEC Filing Fees	US$	6,839.22
Legal	US$	800,000.00
Financial Advisory		N/A
Printing	US$	10,000.00
Other	US$	130,000.00

Proposed Compulsory Transfer Provisions

It is proposed that the Company’s Articles of Association be amended as follows:

(a)	inserting in the third line of Article 35.2 after the words “…not being fully-paid shares…” “…or shares to which the final sentence of Article 47.1 applies…”

(b)	inserting after Article 42 the following new articles:

“LIMITATIONS ON SHAREHOLDINGS BY US HOLDERS

43. Purpose	and interpretation

43.1    The purpose of Articles 43 to 48 (inclusive) is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

43.2    For the purpose of Articles 43 to 48 (inclusive):

(a)	interest, in relation to shares, means any interest which would be taken into account in determining for the purposes of Part VI of the Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes) and interested shall be construed accordingly;

(b)	Relevant Shares means shares in the Company (including, without limitation, shares at any time represented by American depositary shares) which are held by US Holders in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) or which are deemed pursuant to Articles 43 to 48 (inclusive) to be so held;

(c)	Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares;

(d)	Register of US Holders means the register to be maintained in accordance with Article 46.1;

(e)	US Holder means (i) persons resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) and (ii) persons who appear, at any time, to the Directors to fall within sub-paragraph (i) of this definition of US Holder; and

(f)	US means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

44.	Disclosure notices

44.1    The Directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to disclose to the Company in writing such information as the Directors shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported, if the Directors so require, by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 212 of the Act and any information which the Directors shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

44.2    Whether or not a notice pursuant to Article 44.1 has been given, the Directors may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the Directors that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the Directors may consider reasonable) make representations to the Directors as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the Directors believe such shares to be Relevant Shares, the Directors may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of Articles 43 to 48 (inclusive).

44.3    The Directors may give a notice pursuant to Article 44.1 or 44.2 or both of them at any time and the Directors may give one or more than one such notice to the same member or other person in respect of the same shares.

45.	Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

46.	Register of US Holders

46.1    The Directors shall maintain, in addition to the register, a register of US Holders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of US Holders in respect of any share shall comprise, in addition to the name of the holder, the name of any US Holder interested or who appears to the Directors to be interested in such share and such information as has been supplied to the Directors pursuant to Article 44.1 or 44.2 or otherwise or, if no such information has been supplied, such information as the Directors consider appropriate.

46.2    The Directors shall remove from the Register of US Holders particulars of any share if there has been furnished to it a declaration (in such form as the Directors may from time to time prescribe) by the holder of such share, together with such other evidence as the Directors may require, that satisfies the Directors that such share is no longer a Relevant Share.

47.	Required Disposal

47.1    The Directors may give notice to the holder of any Relevant Shares and, if they so choose, to any other person appearing to them to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by such person to be made within 21 days or such longer period as the Directors consider reasonable. The Directors may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the Directors see fit. If the Directors are not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 47.2 or unless such notice is withdrawn.

47.2    If a notice given under Article 47.1 above has not been complied with in all respects to the satisfaction of the Directors or withdrawn, the Directors shall, so far as they are able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the Directors to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the Directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the Directors determine (based on advice from bankers, brokers, or other persons the Directors consider appropriate to be consulted by it for the purpose) to be the best reasonably obtainable in the market having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the Directors shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

47.3    For the purpose of effecting any Required Disposal, the Directors may:

(a)	authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

(b)	convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the Directors shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any costs of sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

48.	Miscellaneous

48.1    Nothing in Articles 43 to 48 (inclusive) shall require the Directors to assume that any person is a US Holder unless the information contained in the register, the registers kept by the Company under Part VI of the Act or in the Register of US Holders, appears to the Directors to indicate to the contrary or the Directors have reason to believe otherwise, in which circumstances the Directors shall make enquiries in good faith to discover whether any person is a US Holder.

48.2    The Directors shall not be obliged to give any notice otherwise required under Articles 43 to 48 (inclusive) to any person if they do not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under Articles 43 to 48 (inclusive) shall not prevent the implementation of, or invalidate, any procedure under such Articles.

48.3    Save as otherwise provided in Articles 43 to 48 (inclusive), the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by Articles 43 to 48 (inclusive). Any notice required by Articles 43 to 48 (inclusive) to be given to a person who is not a member, or who is a member whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the Directors believe him to be resident or carrying on business or to his last known address as shown in the register. The notice shall in such a case be deemed to have been given on the third day following that on which the envelope containing the same is posted. Proof that the envelope was properly addressed, pre-paid and posted shall be conclusive evidence that the notice was given.

48.4    Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any Director or by the chairman of any meeting under or pursuant to the provisions of this Article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the Directors under Article 47.2 above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Directors or any Director pursuant to the foregoing provisions of Articles 43 to 48 (inclusive) shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with Articles 43 to 48 (inclusive).

48.5    Nothing in Articles 43 to 48 (inclusive) shall constitute the holders of Relevant Shares as a separate class.

48.6    Articles 43 to 48 (inclusive) shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it”; and

(c)	renumbering all subsequent articles accordingly and by altering all cross-references accordingly.